SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2013

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Results of the Annual General Meeting of Shareholders

1. Approval of the Financial Statements*
The 29th Fiscal Year (Fiscal Year ended December 31, 2012) (in millions of Won, except for basic earnings per share)
- Total Assets	22,249,502	- Operating Revenue	12,332,719
- Total Liabilities	9,872,454	- Operating Income	1,675,388
- Share Capital	44,639	- Net Income	1,242,767
- Total Equity	12,377,048	- Basic earnings per Share	17,832
* Opinion of independent auditors: Appropriate

2. Approval of Dividends (in Won, except for percentages and stock dividend)
a. Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	8,400
			Interim/Quarterly Dividends	1,000
		Preferred Stock	Year-end Dividend	—
			Interim/Quarterly Dividend	—
	Total Cash Dividend			655,132,990,600
	Market Dividend Rate (%) (including interim dividend)		Common Stock	6.16
			Preferred Stock	—
b. Stock Dividends	Stock Dividend Rate (%)		Common Stock	—
			Preferred Stock	—
	Total Stock Dividend (Shares)		Common Stock	—
			Preferred Stock	—

3. Status of Directors (as of the date of appointment)
a. Approval of the Appointment of Directors		- One (1) Executive Director - One (1) Independent Non-Executive Director - One (1) Member of the Audit Committee (Who is an Independent Non-Executive Director)
b. Number of Independent Non-Executive Directors Following Appointment	Total Number of Directors	8
	Total Number of Independent Non-Executive Directors	5

	Percentage of Independent Non-Executive Directors (%)	62.5
c. Number of Auditors Following Appointment	Full-time Auditors	—
	Part-time Auditors	—
d. Number of Members of Audit Committee Following Appointment	Number of Members of Audit Committee who are Independent Non-Executive Directors	4
	Number of Members of Audit Committee who are not Independent Non-Executive Directors	—
4. Other Resolutions

Agenda No. 1. Approval of Financial Statements for the 29th Fiscal Year

(Fiscal Year ended December 31, 2012)

: Approved as originally submitted.

Agenda No. 2. Amendment to the Articles of Incorporation

: Approved as originally submitted.

Agenda No. 3. Approval of the Appointment of Directors

Agenda No. 3.1. Election of an Executive Director (Cho, DaeSik)

: Approved as originally submitted.

Agenda No. 3.2. Election of an Independent Non-Executive Director

(Oh, DaeShick)

: Approved as originally submitted.

Agenda No. 4. Approval of the Appointment of a Member of the Audit Committee

(Oh, DaeShick)

: Approved as originally submitted.

Agenda No. 5. Approval of Ceiling Amount of the Remuneration for Directors

: Approved as originally submitted.

5. Date of General Meeting of Shareholders	March 22, 2013
6. Other Matters To Be Considered Before Investing	—
* Related Disclosure: The Company’s report on Form 6-K furnished on February 25, 2013.

[Details of the Appointment of an Executive Director]
Name	Date of Birth	Term	Appointment	Profile	Current Position	Education	Nationality
Cho, DaeSik	Nov. 27, 1960	3 years	New Appointment

- CFO, Head of Finance Division and Risk Mgmt. & Corporate Auditing Office, SK Holdings (‘12)

- Head of Business Mgmt. Office, SK Holdings (’10~’11 )

- Head of Corporate Business Mgmt. Office, SK Holdings (’09)

- SVP, Finance Mgmt. & Strategy Office, SK Holdings (’07 ~’08)

					CEO, SK Holdings Co., Ltd. (‘13~ Current)	- B.A. in Sociology, Korea University - M.B.A., Clark University	Republic of Korea

[Details of the Appointment of an Independent Non-Executive Director]
Name	Date of Birth	Term	Appointment	Profile	Current Position	Education	Nationality
Oh, DaeShick	Nov. 28, 1954	3 years	New Appointment	- Head of Seoul Regional Tax Office (‘07~’08) - Head of Investigation Dept., Korea National Tax Service (‘06~’07) - Head of Policy Promotion Dept., Korea National Tax Service (‘05~’06)	Advisor, Bae, Kim & Lee LLC (Law firm) (’08 ~ Current)	B.A. in Archeology, Seoul National University (’73)	Republic of Korea

[Details of the Appointment of a Member of the Audit Committee]
Name	Date of Birth	Term	Appointment	Profile	Current Position	Education	Nationality
Oh, DaeShick	Nov. 28, 1954	3 years	New Appointment	- Head of Seoul Regional Tax Office (‘07~’08) - Head of Investigation Dept., Korea National Tax Service (‘06~’07) - Head of Policy Promotion Dept., Korea National Tax Service (‘05~’06)	Advisor, Bae, Kim & Lee LLC (Law firm) (’08 ~ Current)	B.A. in Archeology, Seoul National University (’73)	Republic of Korea

[Details of the Change in Business Objectives]
Category	Contents		Remarks
Addition of a business objective	- Construction business, including the machinery and equipment business - Any other incidental businesses relating to the foregoing activities		Adding a new business objective to the Articles of Incorporation
Deletion of a business objective	—		—
Change of a business objective	Current	Proposed Amendment	—
	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: March 26, 2013